Exhibit 99.1

77 King St. W., Suite 4010
P.O. Box 159
Toronto-Dominion Centre
Toronto, ON, M5K 1H1 Canada

GRANITE REIT ANNOUNCES MANAGEMENT CHANGE

September 6, 2015, Toronto, Ontario, Canada – Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) (‘‘Granite’’) today announced that the employment of Thomas Heslip, Granite’s Chief Executive Officer, has been terminated effective September 6, 2015. Michael Forsayeth, Granite’s Chief Financial Officer, will assume the responsibilities of Chief Executive Officer on an interim basis.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators’ Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.